Exhibit 99.1

Media Release

Planegg/Munich, Germany, and Wilmington, Delaware, U.S., March 3, 2020

MorphoSys and Incyte Announce Antitrust Clearance of Global

Collaboration and License Agreement for Tafasitamab

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) and Incyte Corporation (NASDAQ: INCY) announced today that their joint collaboration and license agreement for the further development and global commercialization of MorphoSys’ investigational compound tafasitamab (MOR208) has received antitrust clearance and becomes effective today.

The agreement becoming effective triggers the $750 million upfront payment by Incyte to MorphoSys, as well as Incyte’s equity investment into MorphoSys of $150 million in new American Depositary Shares (ADS) within the defined timelines.

Additional information about the collaboration can be found in MorphoSys’ and Incyte’s press releases dated January 13, 2020, as well as in MorphoSys’ Form 6-K filed with the Securities and Exchange Commission (SEC) on January 14, 2020 and in Incyte’s Form 8-K filed with the SEC on January 15, 2020.

The U.S. Food and Drug Administration (FDA) recently accepted filing of MorphoSys’ Biologics License Application (BLA) for tafasitamab in combination with lenalidomide for the treatment of patients with relapsed or refractory diffuse large B-cell lymphoma (r/r DLBCL) and granted Priority Review. The Prescription Drug User Fee Act (PDUFA) goal date is August 30, 2020.

About Tafasitamab

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. In January 2020, MorphoSys and Incyte Corporation entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, outside the U.S. Incyte will have exclusive commercialization rights.

Tafasitamab is being clinically investigated as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label Phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with r/r DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). The ongoing Phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with r/r CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g., ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 28 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

About Incyte Corporation

Incyte is a Wilmington, Delaware-based, global biopharmaceutical company focused on finding solutions for serious unmet medical needs through the discovery, development and commercialization of proprietary therapeutics. For additional information on Incyte, please visit www.incyte.com and follow @Incyte.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Incyte forward looking statements

Except for the historical information set forth herein, the matters set forth in this press release contain predictions, estimates and other forward-looking statements, including without limitation statements regarding: whether tafasitamab will be approved for use in humans anywhere or will be commercialized anywhere successfully or at all; whether the MAA for tafacitinib will be submitted within the expected timeframe or at all; whether tafasitamab or parsaclisib will be effective in the treatment of the indications discussed in this press release; whether this collaboration will broaden the potential market for tafasitamab; and whether and when any of the milestone payments or royalties under this collaboration will ever be paid by Incyte. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including unanticipated developments in and risks related to: obtaining regulatory approval for this planned collaboration; research and development efforts related to the collaboration programs; the possibility that results of clinical trials may be unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development; other market or economic factors, including other scientific developments; unanticipated delays; the effects of market competition; risks associated with relationships between collaboration partners; the impact of governmental actions regarding pricing, importation and reimbursement for pharmaceuticals; and such other risks detailed from time to time in each company’s reports filed with the Securities and Exchange Commission, including Incyte’s annual report on Form 10-K for the year ended December 31, 2019 and MorphoSys’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018. Each party disclaims any intent or obligation to update these forward-looking statements.

For more information, please contact:

MorphoSys

Investor Contact:

Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com

Media Contacts:

Dr. Anca Alexandru Associate Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26738 Anca.Alexandru@morphosys.com

Dr. Verena Kupas Associate Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com

Incyte Corporation

Catalina Loveman

Executive Director, Public Affairs

Tel: +1 302 498 6171

cloveman@incyte.com

Dr. Michael Booth

Division Vice President, Investor Relations & Corporate Responsibility

Tel: +1 302 498 5914

mbooth@incyte.com